

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

June 30, 2009

Mr. David D. Wolf
Chief Financial Officer
Berry Petroleum Company
1999 Broadway, Suite 3700
Denver, Colorado 80202

> **Re:** **Berry Petroleum Company**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **Form 10-Q for Fiscal Year Ended March 31, 2009**
> **Filed April 30, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 13, 2009**
> **File No. 001-09735**

Dear Mr. Wolf:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis

Quantitative and Qualitative Disclosures about Market Risk, page 44

1.   We note the table summarizing your commodity hedge positions as of December
        31, 2008 and your disclosure on page 45 stating that the collar strike prices will
        allow you to protect a significant portion of your future cash flow. Please expand
        your disclosure to clarify the extent that your scheduled production volume is
        being covered by your hedging program strategy.

Evaluation of Disclosure Controls and Procedures, page 77

2.   Please confirm that your disclosure controls and procedures for the relevant
        periods met all of the requirements of Rule 13a-15(e). In addition to your current
        disclosure, please state, if true, that your controls and procedures are designed to
        ensure that information required to be disclosed in the reports that you file or
        submit under the Exchange Act is accumulated and communicated to your
        management, including your chief executive officer and chief financial officer, to
        allow timely decisions regarding required disclosure.

Financial Statements

Note 3 – Summary of Significant Accounting Policies, page 54

3.   We note you disclose on page 57 that you have two subsidiaries that are
        accounted for using the equity method. The term subsidiaries ordinarily refers to
        entities that are being consolidated. Please revise your disclosure to indicate your
        level of ownership in and control or influence over these entities. If these
        investments are accounted for using the equity method because you do not have
        the requisite level of control, please clarify. Otherwise explain why these entities
        are not consolidated.

Note 18 – Hedging, page 73

4.   We note you disclose on page 74 that most of your oil hedges are based on the
        West Texas Intermediate (WTI) index, and that your California oil sales contract
        with Big West of California (BWOC) is tied to WTI which has allowed you to
        qualify for hedge accounting and effectively hedge your production.

        Please tell us how you concluded that your hedges associated with the BWOC
        sales contract continue to be effective, given your disclosure on page 66

indicating that in December 2008, BWOC filed for Chapter 11 bankruptcy protection and informed you that it was unable to receive your production.

We would like to understand how your position is consistent with the guidance in SFAS 133 paragraphs 66 and 67, and DIG Issue G10.

Exhibits 31.1 and 31.2

5.   We note that you have included your officer's title in the opening line of each certification. Please revise to provide the exact form of certification found in Item 601(b)(31) of Regulation S-K.

Engineering Comments

Business, page 3

Long Lived Reserves, page 4

6.   We note your statement "Of our proved reserves 55% were proved developed, while proved undeveloped reserves make up 45% of our proved total. The projected future capital to develop these proved undeveloped reserves is $950 million at an estimated cost of approximately $8.55 per BOE. Approximately 61% of the capital to develop these reserves is expected to be expended in the next five years."

With a view toward possible disclosure, please:

- Explain the circumstances that require the delay in monetizing these proved undeveloped reserves beyond five years. Include your drilling schedule for these PUD properties/locations.

- Tell us whether you have PUD projects whose scheduled initiation is beyond the next five years.

- Address the difference between the $950 million capital referenced above and the $1.2 billion future development costs utilized in your computation of the standardized measure on page 77.

- Explain how you have addressed prior depletion in those PUD locations that are later in your schedule when estimating undeveloped reserves.

Acreage and Wells, page 12

7.   Please disclose material undeveloped acreage subject to expiration in each of the
        next three years to comply with paragraph 5 of SEC Industry Guide 2.

Management's Discussion and Analysis of Financial Condition and Results of Operation,
page 28

N. Midway, page 29

8.   We note your statement "We began the full scale development of our N. Midway
        diatomite asset in late 2006 and have drilled 190 wells on this property. The
        delineation drilling in 2008 increased our original oil in place estimates by 35% to
        330 million barrels. We are targeting ultimate recovery between 23% and 40%
        similar to other diatomite developments in California."

        The phrase "original oil in place" is not prescribed for recoverable quantities of
        hydrocarbons and is not defined in Rule 4-10(a) of Regulation S-X. Please
        remove this and any similar disclosures to comply with Instruction 5 to Item 102
        of Regulation S-K.

Financial Statements

Note 23 – Supplemental Information About Oil & Gas Producing Activities (Unaudited),
page 75

Changes in estimated reserve quantities, page 76

9.   The guidance in SFAS 69, paragraph 11 requires "appropriate explanation of
        significant changes" to your estimates of proved reserves. Please explain each of
        the changes due to revisions, drilling and acquisitions in 2008. Specifically
        address the revisions due to performance separately from those due to year-end
        price changes.

Standardized measure of discounted future net cash flows from estimated production of
proved oil and gas reserves (in thousands), page 77

10.   We note the 2008 estimated future unit production cost is $11.87/BOE (=$2921
        million/246 million BOE). After subtraction of estimated future production tax
        (@4.3% of revenue), the estimated future unit operating cost is $10.58/BOE.
        This is 38% lower than the historical 2008 unit operating cost, $17.10/BOE with
        production tax excluded, disclosed on page 12. Please explain the details of this
        difference and the reasons the 2008 estimated future unit operating cost is lower
        than the 2008 historical figures, while the 2007 estimated future unit operating

cost is higher than the 2007 historical figures. If the 2008 gas acquisition has a significant effect, please submit the documentation pertaining to the respective differences between estimated and realized costs.

Changes in standardized measure of discounted future net cash flows from proved oil and gas reserves (in thousands):, page 77

11.   The guidance in paragraph 33(g) of SFAS 69 requires the disclosure of "previously estimated development costs incurred during the period" in reconciling the overall change in the standardized measure for each period presented. It is unclear whether the amounts you present on the line item "Development costs incurred during the period" are only those development costs incurred that were previously estimated or are the actual costs incurred, as these are very close to the historical costs that you report on page 75. Please clarify and tell us the extent to which the reconciling amounts would need to change to reflect only the previously estimated development costs contemplated in SFAS 69.

        Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Exhibits 31.1 and 31.2

12.   As stated in comment 11 above, ensure that you provide the exact form of certification in Item 601(b)(31).

Definitive Schedule 14A

Compensation Discussion and Analysis

Setting Executive Compensation, page 12

13.   Please describe in more detail the series of non-executive employee compensation surveys in which you participated. Explain whether these were internal or external surveys, the general nature of the surveys, and the conclusions you state that you drew from them.

14.   We note that the compensation committee "begins its comparisons of the competitive data at the 50th percentile of the peer group and then determines what,

if any, individual performance warrants compensation awards above or below that level." For each element of compensation paid during 2008, please disclose the percentile represented by actual compensation for each named executive officer. To the extent actual compensation differs from the targeted percentile, you should explain the reasons for the difference, including what factors, if any, you considered in raising or lowering awards. See Item 402(b)(2)(xiv) of Regulation S-K.

15.   Please clarify your disclosure regarding the companies against which you benchmark compensation. For example, you state that you do an internal analysis of a fifteen-company peer group. In addition, you strive to set salaries at "competitive market levels," and you review "[e]xternal market data" in connection with awards under your short-term incentive plan. In your discussion of long-term incentive awards, you reference comparisons to "competitive compensation data." Explain whether these statements refers to your peer group, and if they do not, identify what constitutes the "market" for purposes of your compensation decisions, including the component companies.

2008 Short Term Incentive Compensation Plan

16.   For each named executive officer, please disclose the 2008 targeted payout for awards under this plan.

17.   Please disclose the environmental health and safety performance metric, which appears to be a material performance measure under your short term incentive plan.

18.   Describe in sufficient detail the adjustments made to your performance targets in connection with the East Texas acquisition.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey at (202) 551-3704 with questions about engineering comments. You may contact John Lucas at (202) 551-5798 or Michael Karney at (202) 551-3847 with questions about legal comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director